June 13, 2017

VIA EDGAR

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:    Hope Bancorp, Inc
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed May 18, 2017
Form 8-K
Filed April 28, 2017
File No. 000-50245

Dear Mr. Nolan:
This letter constitutes the response of Hope Bancorp, Inc. (the “Company”) to the comment letter of the staff (“the Staff”) of the Division of Corporation Finance dated June 1, 2017 (the “Comment Letter”) respecting the Company’s Form 10-K for the year ended December 31, 2016 filed May 18, 2017 and Form 8-K filed April 28, 2017.
Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we have reproduced the comments from the Comment Letter in italics, as numbered, before each response.

Form 8-K filed April 28, 2017
Item 9.01 Financial Statements and Exhibits
(c) Exhibits
Exhibit 99.1 News release dated April 27, 2017 concerning results of operations and financial condition for the first quarter ended and as of March 31, 2017
General
1. You disclose the non-GAAP measures of Core net income, core diluted earnings per common share, and noninterest expense all excluding merger-related expenses. For each individual expense category included in the total merger-related expenses please provide us additional information to help us understand the nature of each expense. Specifically address whether each adjustment represents a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, synergy like adjustments that will eventually run-off over time.
RESPONSE
The Company’s first quarter 2017 merger related expenses totaled approximately $947,000 and consisted of expenses from the former acquisitions of Center Financial Corp. (acquired under the Company’s former name of BBCN Bancorp, Inc. in 2011) and Wilshire Bancorp, Inc. in addition to expenses for the pending acquisition of U & I Financial Corp. Total merger related expenses for the first quarter of 2017 related to the Center Financial Corp. merger were approximately $24,000, the Wilshire Bancorp, Inc. related merger expenses were approximately $401,000, and the merger related expenses for the pending acquisition of U & I Financial Corp. were approximately $522,000. The breakdown of merger related expenses by category is detailed below:

(Dollars in Thousands)		For the Quarters Ended,
Expense Line Items	Related Transaction	March 31, 2017	December 31, 2016	March 31, 2016
Fixed Asset Write-down*	Wilshire Bancorp	$(63)	$1,319	$—
IT Conversion Related	Wilshire Bancorp	226	856	3
Professional/Legal Fees	Wilshire Bancorp	166	320	1,092
Professional/Legal Fees	U & I Financial	522	—	—
Severance/Retention	Wilshire Bancorp	26	331	—
Other Expenses	Wilshire Bancorp	46	102	88
Other Expenses	Center Financial	24	24	24
Total Merger Related Expenses		$947	$2,952	$1,207
___________________
* The Company had a branch office that was planned to close as part of the Company’s branch consolidation plan and certain fixed assets were written-down in 2016, but the decision has been made for the branch to remain open in 2017 and therefore the expenses were reversed in Q1 2017.

All expenditures recorded as merger related expenses represent direct restructuring expenses or professional and legal expenses incurred directly as a result of the mergers of Wilshire Bancorp, Inc., Center Financial Corp., or the pending merger with U & I Financial Corp. The Company does not include duplicative synergy like adjustments that will eventually run-off over time in merger related expenses.

Operating Results for the 2017 First Quarter
Net Interest Income and Net Interest Margin
2. You disclose the non-GAAP measures of Net interest margin, excluding the effect of acquisition accounting adjustments, Weighted average yield on loans, excluding the effects of acquisition accounting adjustments and Weighted average cost of deposits, excluding the effect of acquisition accounting adjustments. The exclusion of these adjustments from your non-GAAP metrics are not appropriate as they appear to represent a tailored accounting principle because they only exclude the effects of purchase accounting, rather than adjustments that may try to reflect true organic growth. Therefore, in future filings, to the extent material, please confirm you will no longer present these types of non-GAAP adjustments.
RESPONSE
In future filings, the Company will not present the non-GAAP measures of Net interest margin, excluding the effect of acquisition accounting adjustments, Weighted average yield on loans, excluding the effects of acquisition accounting adjustments and Weighted average cost of deposits, excluding the effect of acquisition accounting adjustments. Furthermore, the Company will no longer present these types of non-GAAP adjustments in future filings.
If there is any additional information or materials that we might provide to assist the Staff’s review, please contact the undersigned at (213) 401-2311 or Douglas.Goddard@bankofhope.com.

Sincerely,
/s/ Douglas J. Goddard
Douglas J. Goddard
Executive Vice President and Chief Financial Officer
Hope Bancorp, Inc.